



PRESS RELEASE

Wolters Kluwer Full-Year 2005 Results
Revenues and Operating Income Increase
Stronger Growth and Improved Profitability Planned for 2006

Amsterdam (March 1, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced full-year 2005 results showing increased revenue and organic growth. In the second year of the Company's three-year plan all key performance goals have been met and these results provide momentum for improved performance in the third year of the plan.

Highlights include:

Full-year 2005:

Strong top-line growth

- Revenues increased 3% to €3,374 million (2004: €3,261 million)
- Organic revenues grew 2.2% driven by strong performance in Corporate & Financial Services, Health and Tax, Accounting & Legal
- Electronic products now represent 39% of revenues, a significant increase over 2004 (35%)
- Investments in product development reached €250 million, a 13% increase over 2004
- Selective strategic acquisitions were made in key growth areas.

Key operational targets

- Structural cost savings €100 million, above target of €80-90 million; reduction in FTEs was 358 in 2005, 1,603 since the start of the 3-year strategic plan
- Ordinary EBITA margin maintained at 16% reflecting cost savings being offset by continued investments in new and enhanced products, sales and marketing and restructuring, including the implementation of shared services
- Free cash flow remained strong at €351 million, including an improvement of working capital of €30 million; enabling investment in growth.

Fourth-quarter 2005:

- Revenues increased 12% to €932 million (2004: €833 million); organic revenue growth of 2.7%
- Ordinary EBITA €148 million, an increase of 31% compared to 2004 (€113 million)
- Ordinary EBITA margin increased to 16% compared to 14% previous year
- Free cash flow increased with 28% from 2004: €163 million to €208 million.

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance in 2005:

"2005 was a successful year for Wolters Kluwer. It marks the completion of the second year of our three-year plan to strengthen and transform Wolters Kluwer in order to deliver sustainable growth and long-term shareholder value. We achieved healthy growth in our revenues and operating income, including over 2% organic growth, while we invested in new products, revamped our portfolio, and restructured our business. These results demonstrate that our strategy of delivering proprietary information and integrated software solutions to our customers is providing a strong platform for growth and improved profitability.

"With 39% of our revenues now coming from electronic products, including online and software solutions, it is clear that our customers have reacted positively by embracing these new products and solutions. 2005 also saw a renewed approach to strategic acquisitions. These acquisitions enabled us to expand our positions in key growth markets and provide our customers with broader product offerings and end-to-end solutions.

"As we begin 2006 and enter the third and final year of our plan, Wolters Kluwer is a stronger company. We have better market positions and product portfolios, more disciplined and streamlined operations, a strong balance sheet, and greater capabilities at all levels of the organization."

Key division highlights, reflecting the progress made in the second year of the three-year plan:

Health: Solid organic revenue growth of 4% driven by new and enhanced products, innovative delivery platforms, and strategic partnerships.

Corporate & Financial Services: Strong organic revenue growth of 6% resulting from good performance of corporate, UCC, trademark and ebilling services at Corporate Legal Services and new software sales at Financial Services.

Tax, Accounting & Legal: Solid organic revenue growth of 4% driven by sales of new software and content products, improved retention and strong sales and marketing efforts.

Legal, Tax & Regulatory Europe: Organic revenue growth of (1)%, an improvement over 2004 levels of (2)%, including product portfolio pruning of approximately €15 million; restructuring efforts are on schedule and yielding structural benefits.

Education: Despite flat (organic) revenue, strong operating margin improvements due to the impact of restructuring and additional back-office efficiencies.

Outlook for 2006 and 2007 (in constant currencies[1]):

Key Performance Indicators	2006	2007 onwards
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion	95-105%	95-105%
Ordinary free cash flow	±€350 million	≥ €400 million
Return on invested capital % [2]	7%	≥ WACC [3]
Diluted ordinary EPS [4]	€1.18 - €1.23	€1.45-€1.55

Guidance per division	2006 Organic revenue growth
Health	3-5%
Corporate & Financial Services	4-6%
Tax, Accounting & Legal	3-4%
Legal, Tax & Regulatory Europe	0-1%
Education	1-2%

2006 and 2007 Cost saving
2006 cost saving approximately €120 million; for 2007 onwards: run-rate of €150 - €160 million.

2006 Phasing guidance
Organic revenue growth for the first-quarter 2006 is expected to be flat compared to prior year, impacted by phasing differences at LTRE, Health and Education that are expected to be compensated by an increase of organic revenue growth during the remainder of the year.

1 Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

2 After tax

3 WACC (weighted average cost of capital) is currently 8% after tax

4 Including acquisitions

2006 Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders held on April 26, 2006, to distribute a dividend of €0.55 per share for 2005. This is in line with the existing dividend policy to pay out a dividend of €0.55 per share, provided there is a minimum dividend cover of 1.5. A dividend of €0.55 corresponds with a dividend yield over the closing share price of December 31, 2005, of 3.2%.
In line with previous years, and indicating a strong belief in the future of the company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. The stock dividend ratio will be set on May 5, 2006 (after the close of trading). The cash distribution will be payable as of May 9, 2006.

Profit and loss account figures[5]

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	[6]Change constant currency %		2005	2004	Change %	Change constant currency %
932	833	12	7	Revenues	3,374	3,261	3	3
106	91	15		Operating income	432	407	6	
11	11			Operating income margin (%)	13	12		
70	72	(3)		Net income	261	311	(16)	
0.23	0.24	(7)		Basic EPS (€)	0.86	1.05	(18)	
0.22	0.24	(7)		Diluted EPS (€)	0.85	1.04	(18)	

Other benchmark figures [7]

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
148	113	31	23	Ordinary EBITA	533	516	3	3
16	14			Ordinary EBITA margin (%)	16	16		
136	111	22	15	EBITA	513	472	9	8
15	13			EBITA margin (%)	15	14		
100	74	36	23	Ordinary net income	327	307	7	7
0.32	0.24	32	19	Ordinary diluted EPS (€)	1.06	1.02	4	4

[5] As from 2005, Wolters Kluwer reports its financial results based on IFRS. The comparative 2004 financial information has been restated in accordance with IFRS, except for the implications of the standards on financial instruments (IAS 32 / 39), that have only been adopted as of January 1, 2005.

[6] Constant rate EUR/USD = 1.24. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

[7] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible assets. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the profit and loss account and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

Non profit and loss account benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter				Full Year		
2005	2004	Change %		2005	2004	Change %
1.78	1.88		Cash conversion ratio (CAR)	1.06	1.26	
208	163	28	Free cash flow	351	456	(23)
0.64	0.53	19	Free cash flow per share (fully diluted, in euros)	1.14	1.51	(24)
			Net (interest bearing) debt [8]	1,637	1,527	7
			Ultimo FTEs	17,419	17,515	(1)

Financial Performance

Revenues
In the fourth quarter, revenues were €932 million, up 12% compared to the previous year (€833 million), in part as a result of the impact of acquisitions and a stronger U.S. Dollar compared to the fourth quarter of 2004. Organically, in constant currencies and excluding the impact of acquisitions and divestments, revenues increased by 2.7%, due to strong results of the CFS, Health and TAL divisions.

For 2005, revenues were €3,374 million, compared to €3,261 million in the previous year. Revenues in 2005 increased organically 2.2%, above our full-year guidance of 1-2%. Strong organic growth in the CFS, Health and TAL divisions was partially offset by performance at Education, which was flat year over year, and at LTR Europe, which grew (1)% impacted by €15 million of product pruning.

Operating Income, Net Income, EPS
In the fourth quarter, operating income was €106 million, up 15% compared to last year, due to the benefit of acquisitions and the stronger U.S. Dollar, partially offset by increased amortization of publishing rights (as a result of the recent acquisitions) and an increase of the exceptional restructuring expense.

Net income for the fourth quarter was €70 million, compared to €72 million in the same period of 2004. The higher operating income in 2005 was offset by lower results from divestments.

Operating income in 2005 was €432 million, up 6% compared to the previous year. The exceptional restructuring expense in 2005 was €20 million, compared to €44 million in 2004.

Net income was €261 million for 2005, compared to €311 million in 2004, mainly due to lower results on divestments. In 2004, the company generated a gain on divestments of €74 million (€73 million after tax), largely related to the divestment of ten Hagen & Stam - the Netherlands. Diluted EPS was €0.85, compared to €1.04 in 2004.

Ordinary EBITA, Ordinary Net Income, Ordinary EPS
In the fourth quarter, ordinary EBITA was €148 million, compared to €113 million in the previous year. The ordinary EBITA margin was 16%, compared to 14% in the fourth quarter of the previous year. Revenue growth and the increased benefits of cost savings had a positive impact on margin in the fourth quarter. Ordinary Net Income increased to €100 million (+36%) reflecting the increase in ordinary EBITA. Ordinary diluted EPS was €0.32 (2004: €0.24).

Full year ordinary EBITA was €533 million (16% margin), compared to €516 million (16% margin) in the previous year. The Ordinary EBITA margin was stable, despite increased investments in product

[8] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of related swaps and forward exchange contracts.

development, sales and marketing and shared services and the one-off positive impact in the second quarter of 2004 of the change of the post-retirement medical plan in the United States (FAS 106, €11 million).

Financing costs increased to €103 million in 2005, compared to €97 million in the previous year. Financing results for the year were impacted by the adoption of new IFRSs on financial instruments per January 1, 2005. The impact was mitigated by the application of the fair value option to the convertible bond (IAS 39.9) as outlined in the section on changes of accounting policies.

The tax rate on ordinary income before tax[9] was 25% (2004: 28%). The effective tax rate on the benchmark decreased in 2005, due in part to the reduction of the effective tax rate in the Netherlands.

Ordinary net income increased to €327 million, up 7% in constant currencies. Ordinary diluted EPS was €1.06, up 4% compared to 2004.

Balance Sheet, Cash Flow

Free cash flow in the fourth quarter was €208 million, up 28% compared to the same period last year, due to the increase of operating income and a positive working capital development.

Free cash flow for 2005 was €351 million and included an autonomous improvement of working capital of €30 million, reflecting the continued focus on working capital control.

The cash conversion ratio, which measures the cash generating ability of the business, regardless of tax and financing obligations, in 2005 again surpassed the 100% mark at 106% (2004: 126%) as a result of the positive working capital development.

Group equity benefited from the profit for the year and the increase of U.S. Dollar compared to the euro per end of the year to an amount of €1,099 million, an increase of 55%.

Net debt increased with 7% to €1,637 million from €1,527 million. Gross debt however reduced by 11% to €2.2 billion.

Changes in accounting policies fourth quarter 2005

In the fourth quarter of 2005 Wolters Kluwer opted to recognize the convertible bond at fair value through profit or loss, in line with IAS 39.9 as endorsed by the European Commission in the fourth quarter of 2005. In the first nine months of 2005 the Group treated the convertible bond as a compound financial instrument and recognized the debt component at amortized cost.

If the Group had not changed the treatment of the convertible bond, full year 2005 net income would have been €252 million (diluted EPS €0.83). Ordinary net income full year 2005 would have been €319 million. Ordinary diluted EPS would also have been €1.06.

Furthermore, per IAS 19.93A, as endorsed by the European Commission in the fourth quarter of 2005, Wolters Kluwer opted to recognize all actuarial gains and losses on defined benefit post retirement plans immediately in the period in which they occur, outside profit or loss. The net impact on equity per 31 December 2005 was negative €40 million, consisting of the effect on equity per December 31, 2004 of €42 million negative, and a positive effect of €2 million, resulting from 2005. The income statement is not impacted by this change of accounting for defined benefit plans.

The restated 2005 quarterly figures, reflecting the impact of the adoption of these new standards, are summarized in the appendix to this press release.

---

[9] Ordinary income before tax is defined as ordinary EBITA plus financing results, income from investments and results from associates

Wolters Kluwer

Division Overview

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter			Full Year	
2005	2004		2005	2004
		Revenues		
199	168	▪ Health	656	623
136	107	▪ Corporate & Financial Services (CFS)	496	437
165	143	▪ Tax, Accounting & Legal (TAL)	621	596
380	360	▪ Legal, Tax & Regulatory Europe (LTRE)	1,292	1,296
52	55	▪ Education	309	309
932	833	Total revenues	3,374	3,261
		Operating income		
31	27	▪ Health	93	90
14	11	▪ Corporate & Financial Services (CFS)	83	72
15	17	▪ Tax, Accounting & Legal (TAL)	84	102
60	56	▪ Legal, Tax & Regulatory Europe (LTRE)	158	132
(4)	(8)	▪ Education	58	51
(10)	(12)	▪ Corporate	(44)	(40)
106	91	Total operating income	432	407
		Ordinary EBITA		
35	30	▪ Health	104	103
26	19	▪ Corporate & Financial Services (CFS)	100	82
24	24	▪ Tax, Accounting & Legal (TAL)	122	138
78	58	▪ Legal, Tax & Regulatory Europe (LTRE)	193	183
(3)	(7)	▪ Education	59	52
(12)	(11)	▪ Corporate	(45)	(42)
148	113	Total ordinary EBITA	533	516

Health

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
199	168	18	9	Revenues	656	623	5	5
31	27	17		Operating income	93	90	4	
35	30	15	7	Ordinary EBITA	104	103	1	0
18	18			Ordinary EBITA margin (%)	16	17		
5	3			Capital expenditure on fixed assets (CAPEX)	11	9		
				Ultimo FTEs	2,168	2,179	(1)	

Division Focus. Wolters Kluwer Health plays a leading role in driving medical excellence. The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Health's 2005 revenues were €656 million, an increase of 5% over 2004. Organic revenue growth was 4%, with strong performance from the Professional and Education unit which experienced significant growth in nursing and allied health products, from the Ovid online information business, particularly from international billings, and from the Pharma Solutions unit where customer adoption of business intelligence products remained strong. Ordinary EBITA margin declined from 17% in 2004 to 16% in 2005 driven by increased investments in new product development and enhanced platforms, such as Ovid and eFacts & Comparisons, as well as the one-off positive effect of the change of the post retirement medical plan (FAS 106), that occurred in 2004 (€3 million).

Professional & Education continued to demonstrate excellence in medical publishing with the launch of 425 new products targeting doctors, nurses, and allied health professionals. The unit expanded its market leading position in nursing and now publishes the industry's top three nursing journals, with its newest, *Nursing Made Incredibly Easy!*, achieving a 34% increase in circulation to end the year. The book business also experienced strong top-line growth. *Clinically Oriented Anatomy*, for example, exceeded sales targets by 33%, selling more than 80,000 copies in just eight months. The 28th edition of *Stedman's Dictionary* shipped 43,000 copies upon publication in December. New products helped this unit drive strong organic growth in 2005 and set the stage for continued strong revenue growth in the future.

Medical Research strengthened its position in online research and medical journal publishing with strategic investments in content and platform enhancements, partnerships with industry leaders and a key acquisition. Ovid achieved record international billings for the year by growing national and regional hospital consortia contracts. Medical Research also further strengthened its online platform with innovative products such as PubFusion, the first end-to-end online content management solution for the scholarly publishing industry. PubFusion will be used for all Health journals by the end of 2006, and is being sold as a stand-alone solution to other publishers and medical societies. The unit expanded its industry partnerships by signing an exclusive multi-year licensing agreement with Blackwell Publishing Ltd. to provide Blackwell medical journals to key markets through its Ovid online product. And through the acquisition of Boucher

Communications Inc., a leading provider of journal and content products to the optometry, optician, and ophthalmology markets, Medical Research became the industry leader in this key medical specialty.

Pharma Solutions experienced strong organic growth for the year through sales of business intelligence products, patent information and reprints. The unit also established direct sales operations in key Spanish-language markets that led to increased sales of content in Spain, South America, and Mexico. The acquisition of NDCHealth's Information Management (now called Healthcare Analytics) provides Pharma Solutions with a powerful suite of databases and information solutions that extend the unit's content and business intelligence offerings across the entire continuum of discovery, development, and distribution for the life sciences industry. Products will be branded under their historical Source® brand, which is widely recognized by customers as a leading source of business intelligence in the industry.

Clinical Solutions continued to expand its strong position in the retail and hospital pharmacy markets through strongsales of its Medi-Span product and the release of its next generation eFacts & Comparisons referential product. Declines in Facts & Comparison print revenues continued in 2005, as customers migrate to online solutions. This unit also deepened its relationships with electronic medical records vendors to drive further adoption of its Clin-eguide Order Sets. The unit also introduced its next generation synoptic content solution, ClinicalResource@Ovid.This new product harnesses the full power of Wolters Kluwer Health by utilizing the Ovid platform, Clin-eguides leading evidence-based medicine guidelines, and LWW's clinical consult series to quickly deliver decision support information to clinicians at the point of care.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
136	107	28	16	Revenues	496	437	13	13
14	11	27		Operating income	83	72	17	
26	19	37	23	Ordinary EBITA	100	82	21	21
19	18			Ordinary EBITA margin (%)	20	19		
1	4			Capital expenditure on fixed assets (CAPEX)	12	15		
				Ultimo FTEs	2,932	2,726	8	

Division Focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. provider of comprehensive statutory representation and business entity search and filing services for corporate legal departments, law firms, and secured lenders; and compliance, content, and technology solutions for financial services organizations of all sizes.

With 2005 revenues of €496 million, the CFS division achieved revenue growth of 13% over 2004. Organic revenue growth reached 6%, driven by strong growth performance in UCC, trademark and ebilling services at Corporate Legal Services (CLS) and good new sales of software solutions at Financial Services (FS). Ordinary EBITA margins increased to 20% from 19% in 2004 resulting from the positive effect of revenue growth which was partially offset by continued investments in new products and shared services, as well as the one-off positive effect of the change in the post retirement medical plan (FAS 106) in 2004 (€2 million).

Throughout 2005 the CFS division continued to extend its market leadership by introducing new products and services, enhancing existing software solutions and tools to achieve best-in-class market positioning, and acquiring strategic businesses that provide its customers with broader and more integrated solutions.

In the Corporate Legal Services unit, good economic growth and a robust M&A market supported strong organic growth in core representation and corporate on-demand services. Double digit growth was experienced in UCC, trademark and ebilling services driven by strong customer adoption of CLS' market leading software solutions. The UCC business reached a significant milestone when its annual filing volume passed the one million mark for the first time since UCC Direct's inception. UCC Direct won several large contracts, helping it deliver a third consecutive year of double-digit growth. The acquisitions of Tripoint (ebilling) and Summation (litigation support) provided additional opportunities for growth, particularly within the fast growing market of litigation support.

The Financial Services unit also implemented significant restructuring and integration to strengthen operational excellence, customer efficiencies, and market focus. Revenue growth of FS was supported by strong sales of core lending and deposit software and electronic documents. The unit's mortgage business, VMP, also continued to achieve strong results driven by good customer penetration of its compliance tools and document solutions. Throughout 2005, FS strengthened its relationships with core bank processors, who embed FS' products such as eForms and integrated compliance solutions into broader back office systems for banks. GainsKeeper, which helps investors accurately track tax implications within their securities portfolio, nearly doubled its 2004 revenue and added major securities firms to its list of customers. During 2005, significant progress was made at developing the next generation of software solutions for the bank market, including Expere, which provides large regional and national banks and industry data processors with integrated compliance content and business rules. In late 2005, FS signed a multi-year agreement for Expere with a leading national bank. The strategic acquisitions of PCi Corporation and Entyre expanded the unit's position as a leader in mortgage compliance and technology and extended its reach into new mortgage markets.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
165	143	14	5	Revenues	621	596	4	4
15	17	(16)		Operating income	84	102	(18)	
24	24	3	(7)	Ordinary EBITA	122	138	(11)	(10)
15	17			Ordinary EBITA margin (%)	20	23		
6	5			Capital expenditure on fixed assets (CAPEX)	11	12		
				Ultimo FTEs	3,876	3,838	1	

Division Focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets through two customer units: Tax and Accounting and Law & Business.

In 2005, TAL recorded revenues of €621 million, with organic revenue growth of 4%, driven by sales of tax and accounting software products, new integrated online research libraries, and improved retention of existing customers. Throughout 2005, the TAL division continued its growth momentum with the launch of over 310 new products, the introduction of significant product enhancement and the development of ground-breaking partnerships with industry leaders. Ordinary EBITA margin was 20%, a decrease over 2004 levels of 23%, due to the significant investments in new and enhanced products, and shared services, as well as the impact by the one-off positive effect resulting from the change of the post-retirement medical plan (FAS 106) in 2004 (€6 million).

The Tax and Accounting (TAA) unit realized strong organic growth, driven by new sales from ProSystem *fx* Engagement software, Complete Tax, Sales and Use Tax products, and the core, ProSystem *fx* Tax software product line. The publishing product line experience good growth driven by improved customer retention and new sales of integrated online libraries, the Accounting Research Manager product line and books. This unit also entered several key strategic partnerships which advance CCH's leading position in providing integrated information and software workflow solutions. For example, CCH now offers BNA's tax content to customers through the CCH Tax Research NetWork, providing a one-stop resource for professionals. TAA also expanded its alliance with Sage Software to deliver new software solutions to the accounting marketplace by launching a new link between Sage's *FAS Asset Accounting Product* and *Prosystem fx* Tax software. In Canada, the unit expanded its integrated offerings with the launch of CCH Document as part of the CCH Accountants' Suite.

The Law & Business customer unit successfully completed the year as one integrated unit, with the Aspen, CCH legal and business, Kluwer Law International and Loislaw groups realigned to focus on the needs of the legal and business compliance community. With a robust product pipeline in place, the unit delivered 260 new book, online, and workflow products, advanced its market share in specialty practice and compliance areas, and introduced nine new integrated online libraries. These activities along with improved retention, contributed to good organic growth for this unit. This unit also responded to major bankruptcy legislation

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in the U.S. with specialized resources, and at the end of 2005, acquired Best Case Solutions, which provides bankruptcy form preparation software.

Legal, Tax & Regulatory Europe (LTRE)
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
380	360	6	6	Revenues	1,292	1,296	0	0
60	56	10		Operating income	158	132	20	
78	58	35	34	Ordinary EBITA	193	183	6	5
20	16			Ordinary EBITA margin (%)	15	14		
20	13			Capital expenditure on fixed assets (CAPEX)	44	30		
				Ultimo FTEs	7,051	7,352	(4)	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of customer-specific sources of information, software, and services to its customers in 18 countries. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and opinion leaders.

The LTRE division saw revenues of €1,292 million, slightly down from 2004. Revenue growth was flat, after including €15 million of product pruning, largely in the Netherlands. Organic revenue was (1)%, up from (2)% in 2004. Strong growth performance, supported by several new and recently introduced products, continued in Italy, France, Central Europe, and Spain, and at Teleroute. In-country restructuring programs in Belgium, the Netherlands and the United Kingdom progressed on schedule. Operating margins improved from 14% in 2004 to 15% in 2005, resulting from the effects of restructuring in Belgium and the Netherlands, acquisitions, and despite significant investments in product development, sales and marketing and systems.

New product launches increased significantly over the prior year and growth in online products achieved double-digit levels. Notably new products launched in 2005 include Italian Suite La Legge, an end-to-end workflow tool for the legal market, Evidencias Ecoiuris, an online tool to support corporate compliance activities in Spain. LTRE also continued to strengthen its market leadership through key strategic acquisitions. In Italy, the acquisition of two major publishing companies in the public administration, legal, tax, and business markets - De Agostini Professionale and UTET Professionale - paved the way for expansion into new areas, such as public administration, and strengthened its position in the legal and tax market segments. In Romania, two complementary companies were acquired: legal online publisher EON and legal publisher Rosetti. Teleroute expanded its portfolio of online solutions for the transport and logistics industry in France, by the acquisition of Nolis.

LTRE made significant progress against its restructuring plan for the division. Key elements of this plan are the in-country restructuring efforts in Belgium, the United Kingdom, and the Netherlands, as well as significant investments in content management, online and software product development, and sales and marketing. Restructuring plans in the three countries progressed on schedule, achieving their respective

cost saving targets, streamlining management, and eliminating underperforming product lines. Operationally LTRE focused on improving efficiencies in common back office areas such as procurement, printing and distribution and enhancing financial management and transparency through the implementation of SAP in the United Kingdom, Belgium and France.

Education

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
52	55	(5)	(3)	Revenues	309	309	0	1
(4)	(8)	(48)		Operating income	58	51	13	
(3)	(7)	(56)	(56)	Ordinary EBITA	59	52	14	14
(5)	(13)			Ordinary EBITA margin (%)	19	17		
2	2			Capital expenditure on fixed assets (CAPEX)	7	7		
				Ultimo FTEs	1,292	1,330	(3)	

Division Focus. Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

In 2005, the Education division achieved revenues of €309 million, even with 2004. Flat revenue growth was a result of a good performance in Belgium and the Netherlands, where growth was supported by a strong back list and customer focused sales and marketing efforts as well as the introduction of blended learning products, offset by adverse market conditions in the United Kingdom, Sweden, and to a lesser extent Germany. Performance in the United Kingdom was affected by the decline in spending in secondary education driven by the announcement of a new curriculum planned for 2006 and beyond. Good performance in Sweden in core primary and secondary education markets was offset by weakened demand for Liber Hermods services due to government under-funding in the distance learning market.

The division saw strong profitability performance with EBITA increasing from 17% in 2004 to 19% in 2005. This operating margin was achieved due to the impact of prior restructuring, additional efficiencies gained in back office areas, and tight cost control.

A stronger foundation for growth was created as several strategic actions were taken. At Wolters-Noordhoff in the Netherlands, an online testing and assessment service was launched as part of the division's efforts to implement flexible learning solutions. These new products offer additional opportunities for growth as customers seek blended learning solutions. In the United Kingdom, Nelson Thornes signed an agreement with the Assessment and Qualifications Alliance (AQA), making it the only publisher to be exclusively endorsed to product supporting resources across the full range of AQA qualifications. This important relationship will allow the unit to deliver the highest quality products to support the new curriculum which is being introduced in 2006.

Wolters Kluwer

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
(10)	(12)	17	17	Operating income	(44)	(40)	10	10
(12)	(11)	9	9	Ordinary EBITA	(45)	(42)	8	8
0	1			Capital expenditure on fixed assets (CAPEX)	1	2		
				Ultimo FTEs	100	90	12	

Other Corporate Developments:

Shared Services

Shared Services at Wolters Kluwer focuses on centralizing common product and support functions to achieve greater efficiency, and quality. The North American operations working together under Shared Services North America now include accounting, legal, content and forms technology, data center services, human resources, strategic sourcing and other administrative functions. Similar initiatives are being developed in Europe and Asia Pacific.

North America

Through 2005, Wolters Kluwer and Perot, the supplier of outsourced management of the data centers and information technology support, worked together to consolidate data centers and application servers into Perot's facilities in Plano, Texas and Woonsocket, Rhode Island. This will be continued in 2006.

Also in 2005, Shared Services North America launched its new centralized Human Resources Operation which consists of centers of excellence in staffing, benefits and administration, compensation, help desk services, and human resource information systems.

Solid progress was made on off-shoring portions of our content conversion and software development operations in 2005.

European initiatives

Shared services initiatives began in Europe in 2005. The implementation of a standardized financial and accounting system based on SAP, continues across all operations in Europe, with the implementation in the Education division completed. The European Strategic Sourcing Program has been successful in its efforts to simplify, standardize, and achieve cost savings in the purchasing of paper and printing, travel, mobile telecommunications, office supplies, and other common services.

Management

In January 2006, Wolters Kluwer has appointed Ms Deidra D. Gold as Executive Vice President and General Counsel for its corporate activities in North America.

Composition Supervisory Board

Mr. De Ruiter will retire after the Annual General Meeting of Shareholders on April 26, 2006, because he has served on the Supervisory Board for the maximum period of three four-year terms. In accordance with the Articles of Association, the Supervisory Board appoints, from their midst, a Chairman. The Supervisory Board has decided to appoint Mr. A. Baan as new Chairman of the Supervisory Board. According to the

rotation schedule, Mr. Baan's current term expires in 2006. He is available for reappointment. The appointment of Mr. Baan as Chairman thus is subject to his reappointment as Supervisory Board Member by the Annual General Meeting of Shareholders that will be held on April 26, 2006. A search for a new member of the Supervisory Board in relation to the vacancy that will be created due to the retirement of Mr. De Ruiter is progressing.

The Members of the Executive Board and Supervisory Board would like to thank Mr. De Ruiter for his dedication throughout the years. He has played an inspiring role within the Supervisory Board due to his high level of expertise and experience combined with his strong commitment. He has made an important contribution to the development and success of Wolters Kluwer.

Proposal to Annual General Meeting of Shareholders to terminate the issuance of Depositary Receipts
Wolters Kluwer announced end of 2005 that it will put forward a proposal to the Annual General Meeting of Shareholders that will be held on April 26, 2006, to terminate the issuance of Depositary Receipts. Approval of this proposal will lead to conversion of Depositary Receipts into ordinary shares and subsequently the termination of the Trust Office. The proposal reflects the efforts of the company to increase shareholder participation at the shareholders meeting. After approval by the shareholders meeting the articles of association of the company will be amended accordingly and the necessary steps will be taken to convert the depositary receipts of shares into ordinary shares.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Wolters Kluwer

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2006 Calendar

2005 Full-Year Results	March 1, 2006
Publication Annual Report 2005	March 27, 2006
Annual General Meeting of Shareholders	April 26, 2006 (Okura Hotel Amsterdam)
Ex-dividend quotation	April 28, 2006
2006 First-Quarter Results	May 10, 2006
2006 Half-Year Results	August 2, 2006
2006 Third-Quarter Results	November 8, 2006

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentations by Senior Management on March 1, 2006 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET
Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website www.wolterskluwer.com and on http://www.cantos.com.

Wolters Kluwer

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The wordings in the profit and loss account 2005, the condensed consolidated balance sheet per December 31, 2005, and condensed consolidated cash flow statement 2005 are consistent with the wordings used in the quarterly press releases 2005. The 2005 financial statements have been further aligned with the IFRS terminology. The full year 2004 and 2005 information has been audited; the quarterly information has not been audited.

Consolidated Profit and loss account

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter (unaudited)			Full Year	
2005	2004		2005	2004
932	833	**Revenue**	3,374	3,261
339	303	Cost of sales	1,234	1,243
593	530	Gross result	2,140	2,018
180	162	Sales costs	611	532
		Total general and administrative cost		
265	255	▪ G&A operating expenses	996	970
30	20	▪ Amortization of publishing rights and impairments	81	65
12	2	▪ Exceptional restructuring expense	20	44
487	439	Total operating expenses	1,708	1,611
106	91	**Operating income**	432	407
4	15	Exceptional other income /results from divestments	4	74
1	6	Income from investments	5	6
(22)	(22)	Financing results	(103)	(97)
3	2	Net results from associates	3	1
92	92	Income before taxation	341	391
(22)	(20)	Taxation on income	(80)	(80)
70	72	**Net income**	261	311
		Attributable to		
69	72	▪ Equity holders of the parent	260	311
1	0	▪ Minority interest	1	0
70	72	Total	261	311
0.23	0.24	Basic EPS (€)	0.86	1.05
0.22	0.24	Diluted EPS (€)	0.85	1.04

Condensed consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

	December 31, 2005		December 31, 2004	
Intangible assets	3,450		2,812	
Property, plant and equipment	205		208	
Investments in associates	10		13	
Other financial assets	117		220	
Deferred tax assets	23		40	
Non-current assets		3,805		3,293
Inventories	130		134	
Accounts receivable	1,029		894	
Current tax receivable	48		14	
Cash and cash equivalents	428		687	
Current assets	1,635		1,729	
Deferred income	957		805	
Trade creditors	411		318	
Current tax payable	21		12	
Short-term provisions	44		51	
Borrowings and bank overdrafts	719		353	
Other current liabilities	410		395	
Current liabilities	2,562		1,934	
Working capital		(927)		(205)
Capital employed		**2,878**		**3,088**
Non-current liabilities		1,436		2,093
Deferred tax liabilities		80		35
Employee benefits		250		217
Provisions		13		33
Share capital	37		36	
Other reserves	801		357	
Net income	260		311	
Shareholders' equity		1,098		704
Minority interests		1		6
Group equity		1,099		710
Total financing		**2,878**		**3,088**

Condensed consolidated Cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter (unaudited)			Full Year	
2005	2004		2005	2004
106	91	Operating income	432	407
54	43	Amortization and depreciation	172	168
12	2	Exceptional restructuring expense	20	44
126	102	Autonomous movements in working capital	30	107
298	238	**Cash flow from operations**	654	726
(16)	(16)	Financing costs	(99)	(62)
(25)	(18)	Paid corporate income tax	(83)	(83)
(21)	(18)	Appropriation of reorganization provisions	(51)	(60)
5	3	Other	8	8
(57)	(49)		(225)	(197)
241	189	**Cash flow from operating activities**	429	529
(34)	(26)	Capital expenditure on fixed assets	(86)	(73)
(58)	(31)	Acquisition spending	(357)	(56)
12	0	Divestments of activities	13	(5)
1	0	Dividends received	8	0
59	6	Cash from derivatives	83	35
(20)	(51)	**Cash flow from investing activities**	(339)	(99)
221	138	**Cash flow surplus**	90	430
1	-	Exercise of stock options	11	-
(341)	(60)	Movements in (long-term) loans	(347)	(65)
13	-	Movements in bank overdrafts	46	-
-	-	Dividend payments	(69)	(81)
(327)	(60)	**Cash flow from financing activities**	(359)	(146)
(106)	78	**Net cash flow**	(269)	284
530	611	Cash and cash equivalents at beginning of period	687	404
4	(2)	Exchange differences on cash and cash equivalents	10	(1)
534	609		697	403
428	**687**	**Cash and cash equivalents as at December 31**	**428**	**687**

Consolidated statement of recognized Income and Expense

(All amounts are in millions of euros unless otherwise indicated)

	Full Year	
	2005	2004
Net Income	261	311
Foreign exchange translation differences	252	(187)
Net gain / (loss) on hedge of net investment in foreign subsidiaries	(78)	40
Actuarial gain / (loss) on employee benefits	3	(59)
Taxation	(1)	17
Net income recognized directly in equity	176	(189)
Total recognized income and expense for the year	437	122
Attributable to		
▪ Equity holders of the parent	436	122
▪ Minority interest	1	0
Total	437	122
Effect of changes in accounting policies		
▪ Equity holders of the parent	4	-
▪ Minority interest	0	-
Total	4	-

Condensed Statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2005			2004
	Shareholders' equity	Minority interest	Total equity	Total equity
Prior year balance at December 31	704	6	710	864
Change in accounting policies[1]	4		4	(209)
Restated opening balance	**708**	**6**	**714**	**655**
Net income recognized directly in equity	176		176	(189)
Net income	260	1	261	311
Cash dividend	(69)		(69)	(81)
Share based payments	12		12	11
Exercise of stock options	11		11	-
Other movements		(6)	(6)	3
Position at December 31	**1,098**	**1**	**1,099**	**710**

[1] The change in accounting policies per 1 January 2005 relates to the adoption of the IFRS standards on financial instruments (IAS 32 and IAS 39). It amounts to €4 million, net of deferred taxation.

Selected Explanatory Notes

Accounting policies 2005

As of January 1, 2005, Wolters Kluwer has adopted IFRS. The financial information has been prepared on the basis of IFRSs and their interpretations, including International Accounting Standards (IASs), prevailing per December 31, 2005 as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. IFRS 1 on the Adoption of International Financial Reporting Standards has been applied to this report. The appendix to the 2004 Annual Report contains a detailed description of the impact of the adoption of IFRS. Except for the accounting changes mentioned below, the main accounting policies did not change when compared to the appendix referred above.

Please note that Wolters Kluwer adopted two new IFRSs in the fourth quarter of 2005, following endorsement by the European Commission of these standards in the fourth quarter of 2005 as well. These new standards relate to the application of the fair value option on financial liabilities (for Wolters Kluwer the convertible bond 2001-2006) and the recognition of actuarial gains and losses relating to defined benefit post retirement plans outside profit or loss. The fair value option has been (retroactively) adopted per January 1, 2005, commensurate with the adoption of IAS 32 and IAS 39. The new standard on the recognition of actuarial gains and losses has also been (retroactively) adopted per January 1, 2005, and the comparable financial information for 2004 has been restated to reflect the adoption of this standard. Since the adoption of these standards affects the financial information that was previously reported, we have included the restated income statements for the 1st quarter 2005, 2nd quarter 2005 and 3rd quarter 2005 and the balance sheets for December 31, 2004, January 1, 2005, March 31, 2005, June 30, 2005 and September 30, 2005 in the appendix to this report. The adoption of these new standards has no impact on the cash flow statement. The adoption of these new standards also has no impact on the IFRS income statement, as previously reported for 2004.

The impact of the adoption of IFRS on shareholders' equity and net income is summarized underneath. Please note that the overview of the impact on the shareholders' equity per January 1, 2005, consists of two components, the reconciliation of shareholder's equity per December 31, 2004, and the impact of the adoption of the IFRS standards on financial instruments per January 1, 2005. The appendix to the 2004 Annual Report contains the reconciliation of equity per January 1, 2004, and the cash flow for 2004.

In millions of euros	Net income Full Year 2004	Equity December 31, 2004
As reported (Dutch GAAP)	135	775
Share based payments	(3)	-
Business combinations	155	155
Taxation	25	(196)
Employee benefits (including IAS 19.93A)	(1)	(31)
Exchange rate differences	-	1
Restated (IFRS)	311	704
Minority interests (equity)		6
Group equity per December 31, 2004		710
Change in accounting policy for financial instruments[2]		4
Group equity per January 1, 2005		714

[2] The change in accounting policy relates to the adoption of the standards on financial instruments, net of deferred taxation.

Share based payments
The costs of the stock options that were granted in 2003 have been charged to the profit and loss account in 2003 and 2004 on a pro rata basis.

Business combinations and intangibles
Under IFRS, goodwill is not amortized, but only subject to an impairment review, both annually and when there are indications that the carrying value of the goodwill might not be recoverable. Wolters Kluwer carried out its annual impairment test in the third quarter. This impairment test did not result in an impairment.

Taxation
A deferred tax liability has been recognized on the publishing rights. This deferred tax liability is credited to income, as the amortization expense of the publishing rights is incurred. For the publishing rights that were carried in the balance sheet per January 1, 2004, the deferred tax liability has been charged to equity per January 1, 2004.

Employee benefits
All actuarial gains and losses of defined benefit post retirement plans per January 1, 2004, and per December 31, 2004, have been recognized and any amortization of such gain in 2004 has been reversed in the profit and loss account.

Financial instruments[3]
The main effects of the adoption of IAS 32 and 39 as of January 1, 2005, on the financial results of Wolters Kluwer are as follows:

- The convertible bond has been recognized as a financial liability at fair value through profit or loss in the financial statements as from January 1, 2005.
- All derivatives have been recognized at fair value in the balance sheet as from January 1, 2005. Unless hedge accounting is applied, changes in the fair value impact the financing results in the income statement and therefore net income.
- Positive and negative bank balances of a legal entity with a bank are no longer offset, even though these balances are part of a notional cash pool, unless there is a legally enforceable right to set off the recognized amounts and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This leads to an increase of the cash balance and the bank overdraft for the same amount.

The adoption of these standards has had a positive effect on equity per January 1, 2005, of €4 million, €6 million pre-tax less deferred taxes of €2 million. The adoption of these standards has increased financing costs in 2005, by €7 million (no change in the fourth quarter). The increase of the cash balance as well as the bank overdraft is €46 million per December 31, 2005.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school-year and are thus tilted towards the second and Fourth quarter. Revenues of our tax and regulatory businesses are strongest in the fourth quarter and first quarter, in line with statutory (tax) filing requirements. The Health business also has strong fourth quarter sales due to the buying behavior of key wholesalers that serve the education and professionals markets. The cash flow is typically strongest in the fourth quarter as calendar year subscription renewals are received.

[3] The comparative financial information for 2004 has not been restated for the impact of the standards on financial instruments.

Acquisitions and divestments

Acquisitions

Total net acquisition spending in 2005, was €357 million, including payments for acquisitions made in the previous years. This includes an amount of €3 million, relating to costs that are directly attributable to the acquisitions, such as legal fees, broker's costs and audit fees.

In 2005, the following 10 acquisitions (excluding the Cedam transaction) were completed:

PCi Corporation (Boston, MA, USA)
On January 31, 2005, Wolters Kluwer acquired 100% of the share capital of PCi Corporation. PCi is a provider of lending compliance management solutions and became a part of the CFS division. PCi has annual revenues of US$ 22 million (€18 million) and has 120 employees.

Nolis (Paris, France)
On April 22, 2005, Wolters Kluwer acquired 100% of the share capital of Nolis S.A. Nolis is a French online software provider for the transport and logistics industry and became a part of the LTRE division. Nolis has annual revenues of €7 million and has 30 employees.

De Agostini Professionale (Rome, Italy) and UTET Professionale (Turin, Italy)
On May 25, 2005, Wolters Kluwer acquired 100% of the shares of De Agostini Professionale S.p.A. and 100% of the shares of UTET Professionale S.r.L. De Agostini Professionale and UTET Professionale are leading publishing companies in the legal, tax and business markets with total revenues of approximately €70 million and approximately 160 employees. They are part of the LTRE division.

EON (Bucharest, Romania)
On June 9, 2005, Wolters Kluwer acquired 80% of the shares of EON Programming SA and the remaining 20% of the shares on December 29, 2005. EON is a Romanian legal electronic publisher for professionals in corporations and governments, with annual revenues of approximately €1 million and has approximately 30 employees. EON is part of the LTRE division.

AmeriSearch (Sacramento, CA, USA)
On July 6, 2005, Wolters Kluwer acquired the assets of AmeriSearch Inc. AmeriSearch will become a part of the CFS division. AmeriSearch has annual revenues of approximately €3 million and has approximately 20 employees.

Rosetti (Bucharest, Romania)
On August 24, 2005, Wolters Kluwer acquired 100% of the shares of Editura Rosetti srl, a legal publisher in Romania. Rosetti, with approximately 17 employees and annual revenues of approximately €0.4 million, is a legal and tax publisher for professionals in organizations, governments and public administrations and is part of the LTRE division.

Boucher Communications (Fort Washington, PA, USA)
On September 8, 2005, Wolters Kluwer acquired the assets of Boucher Communications Inc. (BCI). BCI's assets became a part of the Health division. BCI focuses on serving the ophthalmology and vision care market. BCI has annual revenues of approximately €12 million and has approximately 48 employees.

Entyre (Ann Arbor, MI, USA)
On October 4, 2005, Wolters Kluwer acquired the assets of Entyre, a part of MacBeedon Mortgage Systems LLC. It is part of the CFS division. Entyre is a provider of web-based compliance solutions to the mortgage lending industry. Entyre has annual revenues of approximately €1 million and has approximately 19 employees.

Tripoint (Chicago, IL, USA)
On October 6, 2005, Wolters Kluwer acquired 100% of the shares of Tripoint Systems Development Corporation. Tripoint, a software development company specializing in legal industry electronic invoicing and matter management systems, is part of the CFS division. Tripoint has annual revenues of approximately €3 million and has approximately 43 employees.

Best Case (Evanston, IL, USA)
On December 30, 2005, Wolters Kluwer acquired the assets of Best Case Solutions, Inc. which provides bankruptcy software and services. Best Case Solutions has annual revenues of approximately €4 million and 16 employees, and will become part of the Law & Business unit within the TAL division.

Cedam (Padova, Italy)
On December 28, 2005, Wolters Kluwer purchased the remaining 50.05% of the shares of Cedam S.p.a. Since Cedam was already a consolidated subsidiary, this transaction has no impact on revenues or operating profit of the group. It is part of LTRE.

(All amounts are in millions of euros)

			2005	2004
	Carrying amount	Fair value adjustments	Recognized values	
Fixed assets	4	140	144	3
Current assets	62		62	1
Current liabilities	(65)		(65)	(11)
				12
Provisions	(1)		(1)	-
Deferred tax	8	(34)	(26)	1
Minority interests			-	(4)
Net identifiable assets and liabilities	**8**	**106**	**114**	**2**
Goodwill/other intangibles on acquisition			249	40
Total consideration			**363**	**42**
Cash acquired			(11)	(1)
Changes of acquisition payables			5	15
Acquisition spending			**357**	**56**

The fair values of the acquirees' identifiable assets and liabilities for some of these acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross selling, or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €72 million to revenues. If the acquisitions had all been executed on January 1, 2005, full-year 2005 revenues for Wolters Kluwer would have been €3,415 million, 2005 operating profit €437 and ordinary EBITA €539 million.

Issuances, repurchases and repayments of debt and equity instruments and dividends paid

In 2005, no issuances, repurchases of equity instruments other than the stock dividend occurred. Two bond loans were repaid for a total amount of €353 million in December 2005. An amount of €214 million, with maturity date September 2006 and an amount of €447 million, with maturity date November 2006, were reclassified from non-current liabilities to borrowings and bank overdrafts.

The annual cash dividend of €69 million (43% of total dividend) was paid in April.

Under the Long-Term Incentive Plan, 1,547,000 (11,000 in the fourth quarter) shares were conditionally granted to the Executive Board and other senior managers of the company in 2005. 120,000 shares became vested per December 31, 2005; 206,500 shares forfeited in 2005.

1,129,500 (148,000 in the fourth quarter) stock options were exercised, for a total value of €11 million that was received by the Company.

Events after the balance sheet date

Since December 31, 2005, the following acquisitions were completed:

NDC Information Management (Phoenix, AZ, USA)
On August 29, 2005, Wolters Kluwer announced its intention to acquire the Information Management business of NDCHealth Corporation (NDC-IM), a provider of healthcare information solutions. NDC-IM has approximately 380 employees and will become part of the Health division. The transaction was completed on January 6, 2006. NDC-IM has revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) will be paid in cash. The purchase price has not been reflected in the balance sheet as per December 31, 2005, since the transaction was subject to approval of the shareholders of NDCHealth and Per-Se Technologies as well as other customary closing conditions.

ProVation (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer announced the acquisition of ProVation Medical, Inc. This privately-held company provides medical documentation, coding and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical will become part of Wolters Kluwer's Health division, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

The fair values of the identifiable assets and liabilities of NDC-IM and ProVation Medical have not yet been determined and are consequently not reported in this press release.

Wolters Kluwer

Other information

Report of independent auditors

We have audited the full year consolidated profit and loss account, the condensed consolidated balance sheet per December 31, 2005, the condensed consolidated cash flow statement 2005 as well as the consolidated statement of recognized income and expense 2005, included on pages 16, 17, 18 and 19 respectively, which have been derived from the 2005 consolidated financial statements of Wolters Kluwer nv as audited by us. We issued an unqualified auditors' report on these Financial Statements on February 28, 2006.

The statements and balance sheet referred to above are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet are consistent in all material respects with the Financial Statements from which they have been derived.

For a better understanding of the financial position and results of the company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete financial statements from which they have been derived and the auditors' report we issued thereon.

Amsterdam, March 1, 2006

KPMG ACCOUNTANTS NV

H.H.J. Dijkhuizen RA

Reconciliation of benchmark figures (unaudited)

Reconciliation between operating income, EBITA, and ordinary EBITA

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter 2005	Fourth quarter 2004		Full Year 2005	Full Year 2004
106	91	Operating income	432	407
30	20	Amortization of intangible fixed assets	81	65
136	111	EBITA	513	472
12	2	Exceptional restructuring expense	20	44
148	113	Ordinary EBITA	533	516

Reconciliation between net income and ordinary net income

Fourth quarter 2005	Fourth quarter 2004		Full Year 2005	Full Year 2004
69	72	Net income attributable to the equity holders of the parent (A)	260	311
30	20	Amortization of intangible fixed assets	81	65
(9)	(3)	Tax on amortization	(29)	(25)
2	(17)	Results from divestments (after taxation)	2	(73)
8	2	Exceptional restructuring expense (after taxation)	13	29
100	74	Ordinary net income (B)	327	307

Reconciliation between cash flow from operating activities and free cash flow

Fourth quarter 2005	Fourth quarter 2004		Full Year 2005	Full Year 2004
241	189	Cash flow from operating activities	429	529
(34)	(26)	Capital expenditure on fixed assets	(86)	(73)
1	0	Dividends received	8	0
208	163	Free cash flow (C)	351	456

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Fourth quarter 2005	Fourth quarter 2004		Full Year 2005	Full Year 2004
298	238	Cash flow from operations	654	726
34	26	Capital expenditure on fixed assets	86	73
148	113	Ordinary EBITA	533	516
1.78	1.88	CAR (Cash flow from operations minus capital expenditure on fixed assets divided by ordinary EBITA)	1.06	1.26

Earnings per share (EPS) calculations

Fourth quarter 2005	Fourth quarter 2004	*In euros unless otherwise indicated*	Full Year 2005	Full Year 2004
304.4	297.7	Weighted average number of shares (D)	302.4	295.6
319.1	311.4	Diluted weighted average number of shares (E)	316.6	310.1
2	2	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	10	11
0.33	0.25	Ordinary EPS (B/D)	1.08	1.04
0.32	0.24	Ordinary diluted EPS (minimum of ordinary EPS and (B+F)/E)	1.06	1.02
0.23	0.24	EPS (A/D)	0.86	1.05
0.22	0.24	Diluted EPS (minimum of EPS and ((A+F)/E))	0.85	1.04
0.69	0.55	Free cash flow per share (C/D)	1.16	1.54
0.67	0.53	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	1.14	1.51

Health

Fourth quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	199	168	12	3	16	31
Ordinary EBITA	EUR	35	30	2	0	3	5
Revenues	USD	237	218	15	4	-	19
Ordinary EBITA	USD	42	40	2	0	-	2
Ordinary EBITA margin		18	18				

Corporate & Financial Services (CFS)

Fourth quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	136	107	8	10	11	29
Ordinary EBITA	EUR	26	19	3	2	2	7
Revenues	USD	161	139	10	12	-	22
Ordinary EBITA	USD	31	24	4	3	-	7
Ordinary EBITA margin		19	18				

Tax, Accounting & Legal (TAL)

Fourth quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	165	143	7	1	14	22
Ordinary EBITA	EUR	24	24	(2)	0	2	0
Revenues	USD	197	187	9	1	0	10
Ordinary EBITA	USD	29	32	(3)	0	0	(3)
Ordinary EBITA margin		15	17				

Legal, Tax & Regulatory Europe (LTRE)

Fourth quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	380	360	(3)	23	-	20
Ordinary EBITA	EUR	78	58	13	7	-	20
Ordinary EBITA margin		20	16				

Education

Fourth quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	52	55	(2)	-	(1)	(3)
Ordinary EBITA	EUR	(3)	(7)	4	-	0	4
Ordinary EBITA margin		(5)	(13)				


Wolters Kluwer

RECONCILIATION OF PROFIT AND LOSS ACCOUNT FOR ADOPTION OF NEW IAS 19.93A AND NEW IAS 39.9 IN THE FOURTH QUARTER 2005

	1st Quarter 2005			2nd Quarter 2005			3rd Quarter 2005			First six Months 2005			First nine months 2005		
In € million	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated
Revenues	746		746	834		834	862		862	1,580		1,580	2,442		2,442
Operating income	83		83	118		118	125		125	201		201	326		326
Results from divestments	0		0	0		0	0		0	0		0	0		0
Income from investments	2		2	1		1	1		1	3		3	4		4
Financing results	(32)	2	(30)	(31)	1	(30)	(24)	3	(21)	(63)	3	(60)	(87)	6	(81)
Income before taxation	53	2	55	88	1	89	102	3	105	141	3	144	243	6	249
Taxation on income	(13)	0	(13)	(22)	0	(22)	(23)	0	(23)	(35)		(35)	(58)		(58)
Net results from associates	0		0	0		0	0		0	0	0	0	0	0	0
Net income	40	2	42	66	1	67	79	3	82	106	3	109	185	6	191
Reconciliation to benchmark															
Net income	40	2	42	66	1	67	79	3	82	106	3	109	185	6	191
Amortization of intangibles	16		16	18		18	17		17	34		34	51		51
Tax on Amortization	(6)		(6)	(7)		(7)	(7)		(7)	(13)		(13)	(20)		(20)
Results on divestments (after tax)	0		0	0		0	0		0	0		0	0		0
Exceptional restructuring expense (after tax)	2		2	3		3	0		0	5		5	5		5
Ordinary net income	52	2	54	80	1	81	89	3	92	132	3	135	221	6	227
EPS Calculations															
Weighted average number of shares	297.7		297.7	303.3		303.3	304.4		304.4	300.5		300.5	301.8		301.8
Diluted Weighted average number of shares	310.5		310.5	317.6		317.6	319.0		319.0	314.0		314.0	315.7		315.7
Correction to income of convertible bond	5	(3)	2	5	(1)	4	5	(3)	2	10	(4)	6	15	(7)	8
Ordinary EPS	0.17	0.01	0.18	0.27	0.01	0.28	0.29	0.00	0.29	0.44	0.02	0.46	0.73	0.02	0.75
Diluted Ordinary EPS	0.17	0.01	0.18	0.27	0.00	0.27	0.29	0.00	0.29	0.44	0.01	0.45	0.73	0.01	0.74
Basic EPS	0.13	0.01	0.14	0.22	0.00	0.22	0.26	0.01	0.27	0.35	0.01	0.36	0.61	0.02	0.63
Diluted EPS	0.13	0.01	0.14	0.22	0.00	0.22	0.26	0.01	0.27	0.35	0.01	0.36	0.61	0.02	0.63

RECONCILIATION OF BALANCE SHEET FOR ADOPTION OF NEW IAS 19.93A AND NEW IAS 39.9 IN THE FOURTH QUARTER 2005

	December 31, 2004			January 1, 2005			March 31, 2005			June 30, 2005			September 30, 2005		
In € million	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated	Reported	Adj	Restated
	IFRS			Q1			Q1			Q2			Q3		
Non current assets	3,287	6	3,293	3,300	6	3,306	3,374	6	3,380	3,812	6	3,818	3,690	21	3,711
Current assets	1,729		1,729	1,718		1,718	1,800		1,800	1,461		1,461	1,700		1,700
Current liabilities	1,934		1,934	1,918		1,918	1,984		1,984	1,941		1,941	2,193		2,193
Working Capital	(205)	0	(205)	(200)	0	(200)	(184)	0	(184)	(480)	0	(480)	(493)	0	(493)
Capital employed	3,082	6	3,088	3,100	6	3,106	3,190	6	3,196	3,332	6	3,338	3,197	21	3,218
Long term liabilities	2,093		2,093	2,085	20	2,105	2,088	18	2,106	2,124	17	2,141	1,942	14	1,956
Deferred tax	46	(11)	35	54	(17)	37	35	(18)	17	32	(24)	8	10	(5)	5
Long term provisions	191	59	250	191	59	250	195	62	257	200	76	276	201	67	268
Shareholders' equity	746	(42)	704	[4] 764	(56)	708	867	(56)	811	972	(63)	909	1,040	(55)	985
Minority interests	6		6	6		6	5	0	5	4	0	4	4	0	4
Group equity	752	(42)	710	770	(56)	714	872	(56)	816	976	(63)	913	1,044	(55)	989
Total financing	3,082	6	3,088	3,100	6	3,106	3,190	6	3,196	3,332	6	3,338	3,197	21	3,218

[4] Previously reported impact of IAS 32/39 on equity of €18 million positive (from €746 million to €764 million)